As filed with the Securities and Exchange Commission on April 12, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or

Section 13(e)(1) of the Securities Exchange Act of 1934

TEXAS INDUSTRIES, INC.

TXI CAPITAL TRUST I

(Name of Subject Company (issuer))

TEXAS INDUSTRIES, INC.

TXI CAPITAL TRUST I

(Names of Filing Persons (offerors))

5.5% Shared Preference Redeemable Securities

(Title of Class of Securities)

CUSIP No. 873119200

(CUSIP Number of Class of Securities)

FREDERICK G. ANDERSON

VICE PRESIDENT – GENERAL COUNSEL

TEXAS INDUSTRIES, INC.

1341 WEST MOCKINGBIRD LANE

SUITE 700W

DALLAS, TEXAS 75247-6913

(972) 647-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

JOE DANNENMAIER

THOMPSON & KNIGHT L.L.P.

1700 PACIFIC AVENUE, SUITE 3300

DALLAS, TEXAS 75201

(214) 969-1700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$199,937,200	$21,394

*	For purposes of determining the filing fee only, this amount is based on the conversion of all aggregate market value of the outstanding 5.5% Shared Preference Redeemable Securities issued by TXI Capital Trust I (liquidation amount $50 per trust security).

**	The amount of the filing fee is calculated in accordance with the Securities and Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO is being filed by Texas Industries, Inc., a Delaware corporation (the “Company”), and TXI Capital Trust I, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of the Company (the “Trust”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to exchange its Common Stock for any and all of the Trust’s outstanding 5.5% Shared Preference Redeemable Securities (the “Trust Securities”). The number of shares of Common Stock to be exchanged per Trust Security tendered (the “Exchange Amount”) will be fixed after 5:00 p.m., New York City time, on May 5, 2006, on the basis of the applicable pricing formula set forth in the offering circular dated April 12, 2006 (the “Offering Circular”), and announced prior to the opening of trading on May 8, 2006. The offer and consent solicitation is made upon the terms and subject to the conditions contained in the Offering Circular and the related Consent and Letter of Transmittal, which are attached hereto as Exhibits (a)(1).1 and (a)(1).2 and are incorporated by reference. Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Offering Circular.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the headings “Summary,” “Summary of Additional Terms” and “Market Price Information” in the Offering Circular is incorporated by reference in response to this Item 1.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The information set forth under the headings “Texas Industries, Inc.” and “TXI Capital Trust I” in the Offering Circular is incorporated by reference in response to this Item 2.

(b) The subject class of equity securities is the 5.5% Shared Preference Redeemable Securities (the “Trust Securities”) of TXI Capital Trust I. As of the date of this Schedule TO, there was outstanding $199,937,200 aggregate liquidation amount of Trust Securities.

(c) The Trust Securities are quoted on the New York Stock Exchange under the symbol “TXI PrS.” The information set forth under the heading “Market Price Information” in the Offering Circular is incorporated by reference in response to this Item 2.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under the heading “Interests of Directors and Officers” in the Offering Circular is incorporated by reference in response to this Item 3.

The principal executive offices of the filing person, Texas Industries, Inc., are located at 1341 West Mockingbird Lane, Suite 700W, Dallas, Texas 75247-6913, and the telephone number at that address is (972) 647-6700. The address of the filing person, TXI Capital Trust I, a wholly-owned subsidiary of Texas Industries, Inc., is 1341 West Mockingbird Lane, Suite 700W, Dallas, Texas 75247-6913, and the telephone number at that address is (972) 647-6700.

The names of the executive officers and directors of the Company and the trustees of the Trust who are the persons specified in Instruction C to Schedule TO are set forth below:

Kenneth R. Allen	Vice President —Treasurer, Administrative Trustee of the Trust

Robert Alpert	Director

Frederick G. Anderson	Vice President—General Counsel and Secretary

Barry M. Bone	Vice President, Real Estate

Mel G. Brekhus	Director, President and Chief Executive Officer

Sam Coats	Director

J. Lynn Davis	Vice President—Cement

William J. Durbin	Vice President—Human Resources

Gordon E. Forward	Director

Richard M. Fowler	Executive Vice President—Finance and Chief Financial Officer

Keith W. Hughes	Director

Henry H. Mauz, Jr.	Director

Stephen D. Mayfield	Vice President—Aggregates

James R. McCraw	Vice President—Accounting and Risk Management, Administrative Trustee of the Trust

Thomas R. Ransdell	Director

James B. Rogers	Vice President—Consumer Products

Robert D. Rogers	Director*

T. Lesley Vines	Vice President—Corporate Controller

*	Chairman of the Board of Directors

The address of each of the above individuals is: 1341 West Mockingbird Lane, Suite 700W, Dallas, Texas 75247-6913, and such person’s telephone number is (972) 647-6700.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth under the heading “The Offer and Consent Solicitation” in the Offering Circular is incorporated by reference in response to this Item 4.

(b) The information set forth under the headings “The Offer and Consent Solicitation” and “Interests of Directors and Officers” in the Offering Circular is incorporated by reference in response to this Item 4.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth under the headings “The Offer and Consent Solicitation” and “Interests of Directors and Officers” in the Offering Circular is incorporated by reference in response to this Item 5.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth under the heading “The Offer and Consent Solicitation” in the Offering Circular is incorporated by reference in response to this Item 6.

(b) The information set forth under the heading “The Offer and Consent Solicitation” in the Offering Circular is incorporated by reference in response to this Item 6.

(c) (1) In the event that all of the outstanding Trust Securities are tendered and accepted for exchange in the exchange offer, TXI and the Trust intend to retire all securities of the Trust, and after all statutory requirements have been met and any required consents of lenders have been received, if applicable, to dissolve the Trust.

(2) Not applicable.

(3) The information set forth under the headings “Summary of the Offer and Consent Solicitation,” “Capitalization” and “The Offer and Consent Solicitation” in the Offering Circular is incorporated herein by reference in response to this Item 6.

(4) Not applicable.

(5) Not applicable.

(6) The Trust Securities are currently quoted on the New York Stock Exchange under the symbol “TXI PrS.” Assuming all the Trust Securities are exchanged in the exchange offer, the Trust Securities will no longer be quoted on the New York Stock Exchange. In addition, if, following the exchange offer, either (i) less than 100,000 Trust Securities remain outstanding, (ii) there are less than 100 holders of Trust Securities or (iii) the aggregate market value of the Trust Securities outstanding is less than $1,000,000, the New York Stock Exchange may cause the Trust Securities to be de-listed.

(7) Not applicable.

(8) Not applicable.

(9) The information set forth under the headings “Summary of the Offer and Consent Solicitation” and “The Offer and Consent Solicitation” in the Offering Circular is incorporated herein by reference in response to this Item 6.

(10) In the event that all of the outstanding Trust Securities are tendered and accepted for exchange in the exchange offer, TXI and the Trust intend to retire all securities of the Trust, and after all statutory requirements have been met, to dissolve the Trust.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth under the heading “The Offer and Consent Solicitation” in the Offering Circular is incorporated by reference in response to this Item 7.

(b) Not applicable.

(c) Not applicable.

ITEM 8.	INTERESTS IN THE SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth under the heading “Interests of Directors and Officers” in the Offering Circular is incorporated by reference in response to this Item 8.

(b) None.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the offer and consent solicitation.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial information. The information set forth under the headings “Capitalization,” and “Ratio of Earnings to Fixed Charges” is incorporated by reference in response to this Item 10. The financial statements and related footnotes contained in each of the following reports filed by TXI with the Securities and Exchange Commission, or SEC, are also incorporated by reference:

1.	Annual Report on Form 10-K for the fiscal year ended May 31, 2005;

2.	Current Report on Form 8-K filed November 15, 2005; and

3.	Quarterly Reports on Form 10-Q for the quarters ended August 31, 2005, November 30, 2005 and February 28, 2006.

You may read and copy any document TXI files at the SEC’s website containing reports, proxy and information statements and other information. The website address is http://www.sec.gov.

(b) The information set forth under the headings “Capitalization” and “Ratio of Earnings to Fixed Charges” in the Offering Circular is incorporated herein by reference in response to this Item 10.

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1) Not applicable.

(2) The information set forth in the Offering Circular is incorporated by reference in response to this Item 11.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) The information set forth in the Offering Circular is incorporated by reference in response to this Item 11.

ITEM 12.	EXHIBITS

(a)(1).1	Offering Circular dated April 12, 2006.

(a)(1).2	Consent and Letter of Transmittal.

(a)(1).3	Letter to Clients.

(a)(1).4	Letter to Brokers.

(a)(1).5	Notice of Guaranteed Delivery.

(a)(1).6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release dated April 12, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 12, 2006	TEXAS INDUSTRIES INC.

	By:	/s/ Frederick G. Anderson
Name: Frederick G. Anderson
Title: Vice President—General Counsel and Secretary

Date: April 12, 2006	TXI CAPITAL TRUST I

	By:	/s/ Kenneth R. Allen
Name: Kenneth R. Allen
Title: Administrative Trustee

INDEX OF EXHIBITS

(a)(1).1	Offering Circular dated April 12, 2006.

(a)(1).2	Consent and Letter of Transmittal.

(a)(1).3	Letter to Clients.

(a)(1).4	Letter to Brokers.

(a)(1).5	Notice of Guaranteed Delivery.

(a)(1).6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release dated April 12, 2006.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.